As filed with the Securities and Exchange Commission on April 4, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KRAFT FOODS INC.
(Exact name of Registrant as specified in its charter)

Virginia	52-2284372
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Three Lakes Drive
Northfield, Illinois 60093
(847) 646-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marc S. Firestone, Esq.
Executive Vice President and General Counsel
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093
(847) 646-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lisa J. Reategui, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

Approximate date of commencement of proposed sale to the public: (From time to time after the effective date of this Registration Statement, as determined by the Registrant.)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:   ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Common Stock, no par value	16,816,741 Shares (1)	$31.40(2)	$528,045,667.40(2)	$16,211

(1)

This Registration Statement also covers such additional and indeterminate number of shares of Class A Common Stock as may become issuable by reason of stock dividends, stock splits or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, pursuant to Rules 457(c) and 457(h), based upon the average of the high and low prices of the Class A Common Stock of Kraft Foods Inc. reported in the New York Stock Exchange Composite Quotation System on March 28, 2007.

PROSPECTUS

Kraft Foods Inc.

16,816,741 Shares

Class A Common Stock

On March 30, 2007, Altria Group, Inc. (“Altria”) distributed to its stockholders all of the Class A Common Stock of Kraft Foods Inc. owned by it.  Prior to this distribution, Altria had owned approximately 88.9% of the Class A Common Stock.

In connection with this distribution, adjustments were made to outstanding equity awards held by active and former employees of Altria’s subsidiaries other than Kraft.  In connection with this adjustment, these employees received (i) options to purchase shares of Kraft Class A Common Stock and (ii) the right to receive, on a deferred basis, shares of Kraft Class A Common Stock.  These awards were made pursuant to the terms of the Kraft 2005 Performance Incentive Plan.

The 16,816,741 shares of Class A Common Stock offered by this prospectus may be acquired upon the exercise of the options or upon the vesting of the deferred stock awards described above.  Any proceeds received by us from the exercise of the Kraft options will be used for general corporate purposes.   The exercise price of the Kraft options granted on the date of distribution was determined on the basis, in part, of the exercise price of the Altria options to which they relate.

Our Class A Common Stock is traded on the New York Stock Exchange under the symbol “KFT.”

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or adequate.  Any representation to the contrary is a criminal offense.

Investing in our Class A Common Stock involves risk.  See “Risk Factors” on page 1 of this prospectus.

The date of this prospectus is April 4, 2007

It is important for you to read and consider all information contained in this prospectus in making your investment decision.  You should also read and consider the information in “Where You Can Find More Information Regarding Kraft” below for information on our company and our financial statements.

You should rely only on the information contained or incorporated by reference in this prospectus.  No one has been authorized to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.  We are not making an offer of these securities in any state where the offer is not permitted.

SUMMARY

Our Company

Kraft Foods Inc. was incorporated in 2000 in the Commonwealth of Virginia.  In this prospectus, we use the terms “Kraft,” “we,” “our,” “us” and “the Company” to refer to Kraft Foods Inc. and its subsidiaries.  Prior to June 13, 2001, the Company was a wholly owned subsidiary of Altria Group, Inc., which we refer to as Altria.  On June 13, 2001, the Company completed an initial public offering of its common shares.  At December 31, 2006, Altria owned approximately 88.9% of the outstanding shares of the Company’s capital stock.  On January 31, 2007, the Altria Board of Directors announced that Altria planned to spin off all of its interest in the Company on a pro rata basis to Altria stockholders in a tax-free transaction.  On March 30, 2007, Altria distributed all of the Kraft Class A Common Stock owned by Altria to its stockholders (the “Distribution”) at the rate of 0.692024 (the “Distribution Ratio”) of a share of Kraft Class A Common Stock for each share of Altria common stock held as of the close of business on March 16, 2007.

We manufacture and market packaged food and beverage products, consisting principally of beverages, cheese, snacks, convenient meals and various packaged grocery products.  We manage our operations and report operating results through two commercial units: Kraft North America and Kraft International.  Kraft North America operates in the United States and Canada, and manages its operations principally by product category, while Kraft International manages its operations by geographic region.  We have operations in 72 countries and sell our products in more than 155 countries.

Our brands span five consumer sectors, as follows:

•      Beverages—primarily coffee, aseptic juice drinks, flavored water and powdered beverages;

•      Cheese & Dairy—primarily natural, process and cream cheeses;

•      Convenient Meals—primarily frozen pizza, packaged dinners, lunch combinations and processed meats;

•      Grocery—primarily ready-to-eat cereals, enhancers and desserts; and

•      Snacks—primarily cookies, crackers, salted snacks and chocolate confectionery.

Our corporate headquarters are located at Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093 and our telephone number is (847) 646-2000.

Offering Summary

This prospectus relates to shares of Kraft Class A Common Stock that may be acquired upon the exercise of options and upon the vesting of deferred stock awards granted to certain active and former employees of Altria subsidiaries other than Kraft in connection with the Distribution.

Stock Options

At the time of the Distribution, holders of outstanding Altria options received (i) a Kraft option issued by Kraft under the Kraft Foods Inc. 2005 Performance Incentive Plan to acquire a number of shares of Kraft Class A Common Stock based on the Distribution Ratio and (ii) an adjusted Altria option for the same number of shares of Altria common stock at a reduced exercise price.  The Kraft options and the adjusted Altria options are intended to have an aggregate intrinsic value equal to the intrinsic value of the pre-Distribution Altria options. The Kraft options have terms that are substantially identical to the terms of the Altria options.

Deferred Stock Awards

At the time of the Distribution, holders of Altria deferred stock awards received Kraft deferred stock awards in an amount determined by reference to the Distribution Ratio. The terms of the Kraft deferred stock awards are substantially identical to the terms of the Altria deferred stock awards.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report.  It is possible that our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov or at our web site at http://www.kraft.com.  You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of this information at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Our SEC filings are available at the office of the New York Stock Exchange.  For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-3000.

The SEC allows us to “incorporate by reference” into this prospectus information which we file with the SEC.  This means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede any inconsistent information in this prospectus and in our other filings with the SEC.

We incorporate by reference the following documents that we previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•                  our annual report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 1, 2007 (file no. 001-16483);

•                  our current reports on Form 8-K filed with the SEC on January 8, 2007, January 23, 2007, January 29, 2007, January 31, 2007 (except information furnished under Item 2.02), February 1, 2007, February 5, 2007, February 20, 2007 (except the information furnished under Item 7.01), March 6, 2007 and March 30, 2007 (file no. 001-16483); and

•                  the description of our Class A Common Stock, no par value, contained in our Registration Statement on Form 8-A, filed with the SEC on May 9, 2001, including any amendment or report filed with the SEC for the purpose of updating such description.

These documents contain important information about our business and our financial performance.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of the filing of the registration statement and prior to the termination of the offering.  Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus.

You may obtain a free copy of these filings from us by telephoning or writing to us at the following address and telephone number:

Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093
Attention: Office of the Corporate Secretary
Telephone: (847) 646-2000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus and the documents we have incorporated by reference contain forward-looking statements.  You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning.  You can also identify them by the fact that they do not relate strictly to historical or current facts.  We cannot guarantee that any forward-looking statement will be realized, although we believe that we have been prudent in our plans and assumptions.  Achievement of future results is subject to risks, uncertainties, and the possibility of inaccurate assumptions.  Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated, or projected.  Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities.  In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we identify from time to time important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by us or on our behalf.  These factors include the ones discussed under “Risk Factors” in our SEC filings incorporated by reference.  It is not possible to predict or identify all risk factors.  Any forward-looking statements are made as of the date of the document in which they appear.  We do not undertake to update any forward-looking statement that we may make from time to time.

USE OF PROCEEDS

Any proceeds received by us from the exercise of the Kraft options granted to active and former employees of Altria’s subsidiaries other than Kraft will be used for general corporate purposes.

THE OFFERING

This prospectus relates to shares of Kraft Class A Common Stock that may be acquired upon the exercise of stock options and upon the vesting of deferred stock awards granted to active and former employees of the subsidiaries of Altria in connection with the Distribution.

Stock Options

In connection with the Distribution, each option to acquire Altria common stock granted under Altria’s 1992 Incentive Compensation and Stock Option Plan, the 1997 Performance Incentive Plan, the 2000 Performance Incentive Plan and the 2005 Performance Incentive Plan (collectively, the “Altria Option Plans”) was split into options to acquire Altria common stock and options to acquire Kraft Class A Common Stock.

At the time of the Distribution, holders of Altria options outstanding prior to the Distribution (“Original Altria Options”) received the following options:

•          a Kraft option to acquire that number of shares of Kraft Class A Common Stock equal to the product of (i) the number of Original Altria Options held by such person and (ii) the Distribution Ratio, rounded down to the nearest whole option; and

•          an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price (“Adjusted Altria Options”).

The exercise price of each Kraft option is equal to the product of (i) $31.66, the closing price of Kraft Class A Common Stock on the date of the Distribution (the “Kraft Closing Price”) and (ii) the “conversion ratio.”  The “conversion ratio” is the ratio of the exercise price of the Original Altria Option to $87.81, the closing price of Altria common stock on the date of the Distribution.  Notwithstanding the foregoing, and provided that the “intrinsic value” (as defined below) of the Original Altria Options is positive:

•          if the resulting aggregate intrinsic value of the Adjusted Altria Options and Kraft options was less than the intrinsic value of the Original Altria Options, then the difference was payable to the option holder in cash by Altria following the Distribution.

•          if the resulting aggregate intrinsic value of the Adjusted Altria Options and Kraft options was greater than the intrinsic value of the Original Altria Options, then the number of Kraft options was reduced until the aggregate intrinsic value of the Adjusted Altria Options and Kraft options was less than or equal to the intrinsic value of the Original Altria Options, and any difference was payable to the option holder in cash by Altria following the Distribution.

“Intrinsic value” with respect to the Kraft options means the product of (a) the number of Kraft options and (b) the difference between the exercise price of such options and the Kraft Closing Price.  “Intrinsic value” with respect to the Altria options means the product of (a) the number of Altria options and (b) the difference between the exercise price of such options and, for Original Altria Options, $87.81 (the closing price of Altria common stock on the date of the Distribution (the “Altria Closing Price”)), and, for the Adjusted Altria Options, the difference between (i) the Altria Closing Price and (ii) the product of the Kraft Closing Price and the Distribution Ratio.

The Kraft options were issued under the Kraft Foods Inc. 2005 Performance Incentive Plan and have terms that are substantially identical to the terms of the Original Altria Options; provided, however, that the Kraft options refer to both Kraft and

Altria as appropriate to effectuate the intent of the Employee Matters Agreement between Kraft and Altria (the “Employee Matters Agreement”) executed in connection with the Distribution.  Furthermore, individuals who are employees of SABMiller PLC and its subsidiaries are treated as employees of an Altria affiliate for purposes of determining the exercise period under the Kraft options.

Deferred Stock Awards

At the time of the Distribution, holders of Altria deferred stock awards received awards of Kraft deferred stock for a number of shares equal to the product of (i) the number of shares of Altria deferred stock subject to such Altria awards held and (ii) the Distribution Ratio.  For any fractional share of Kraft deferred stock, holders were paid cash following the date of the Distribution.  Notwithstanding the foregoing, with respect to any holder of Altria deferred stock (i) who was subject to U.S. federal income tax on the deferred stock and (ii) who had attained normal retirement age (within the meaning of the Altria deferred stock agreement) or who will attain normal retirement age before the Kraft deferred stock becomes payable (and any other individual who holds deferred stock that is subject to Internal Revenue Code Section 409A), any fractional shares of Kraft deferred stock were instead rounded up to a whole share of Kraft deferred stock.

The shares of Kraft deferred stock were issued under the Kraft Foods Inc. 2005 Performance Incentive Plan and have terms substantially identical to the terms of the Altria deferred stock; provided, however, that the Kraft deferred stock refers to both Kraft and Altria as appropriate to effectuate the intent of the Employee Matters Agreement executed in connection with the Distribution.

PLAN OF DISTRIBUTION

Immediately prior to the Distribution, active and former employees of the subsidiaries of Altria (other than Kraft) held 3,306,180 shares of Altria deferred stock awards and options to purchase up to 22,676,230 shares of Altria common stock. Under the terms of an Employee Matters Agreement executed in connection with the Distribution, holders of Altria options and holders of Altria deferred stock awards received Kraft options and Kraft deferred stock awards in order to preserve the financial value of their Altria options and Altria deferred stock awards, respectively.  Any Kraft shares acquired upon the exercise of the Kraft options or upon the vesting of the Kraft deferred stock awards will be issued pursuant to the registration statement of which this prospectus is a part.

The Kraft options and Kraft deferred stock awards were issued pursuant to the Kraft Foods Inc. 2005 Performance Incentive Plan which contemplated the issuance of adjustment options and deferred stock awards with respect to Altria options and Altria deferred stock awards outstanding at the time of the Distribution.  The Kraft Foods Inc. 2005 Performance Incentive Plan has been filed as an exhibit to the registration statement of which this prospectus is a part.

LEGAL MATTERS

Sidley Austin LLP will issue an opinion as to the legality of the securities that are being offered by this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following is a statement of the expenses to be paid by the Registrant in connection with the issuance and distribution of the securities.  All amounts shown are estimates, except the registration fee.

Item	Amount
SEC registration fee	$16,211
Printing and engraving expenses	1,200
Legal fees and expenses	15,000
Accounting fees and expenses	10,000
Miscellaneous	2,589
Total	$45,000

Item 15.  Indemnification of Directors and Officers.

                The Virginia Stock Corporation Act (the “VSCA”) permits indemnification of a corporation’s directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended.  Sections 13.1-697 and 13.1-702 of the VSCA generally authorize a Virginia corporation to indemnify its directors, officers, employees or agents in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful.  Additionally, Section 13.1-704 of the VSCA provides that a Virginia corporation has the power to make any further indemnity to any director, officer, employee or agent, including under its articles of incorporation or any bylaw or shareholder resolution, except an indemnity against their willful misconduct or a knowing violation of the criminal law.  The Registrant’s Articles of Incorporation require the Registrant to indemnify its directors, officers and other eligible persons to the full extent permitted by the VSCA.

The Registrant’s Articles of Incorporation also provide that, to the full extent that the VSCA permits the limitation or elimination of the liability of directors, officers and other eligible persons, no director, officer or such eligible person of the Registrant shall be liable to the Registrant or its shareholders for monetary damages arising out of any transaction, occurrence or course of conduct.  Section 13.1-692.1 of the VSCA presently permits the elimination of liability of directors and officers in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of a corporation, except for liability resulting from such persons having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law, including, without limitation, any unlawful insider trading or manipulation of the market for any security.  Sections 13.1-692.1 and 13.1-696 to -704 of the VSCA are hereby incorporated by reference herein.

The Registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act.

Item 16.  Exhibits.

Exhibit No.	Description

4.1	Kraft Foods Inc. 2005 Performance Incentive Plan (1)
5	Opinion of Sidley Austin LLP with respect to legality
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Sidley Austin LLP (set forth in Exhibit 5)
24	Powers of attorney (included on the signature page of the Registration Statement)

(1)             Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006.

Item 17.  Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northfield, State of Illinois, on the 4th day of April, 2007.

KRAFT FOODS INC

By:	/s/ JAMES P. DOLLIVE
	Name:	James P. Dollive
	Title:	Executive Vice President and Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Irene B. Rosenfeld, Marc S. Firestone and James P. Dollive, and any one or more of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ IRENE B. ROSENFELD	Director, Chairman and Chief	April 4, 2007
(Irene B. Rosenfeld)	Executive Officer

/s/ JAMES P. DOLLIVE	Executive Vice President and Chief	April 4, 2007
(James P. Dollive)	Financial Officer

/s/ PAMELA E. KING	Senior Vice President and Corporate	April 4, 2007
(Pamela E. King)	Controller

/s/ AJAY BANGA	Director	April 4, 2007
(Ajay Banga)

/s/ JAN BENNINK	Director	April 4, 2007
(Jan Bennink)

/s/ LOUIS C. CAMILLERI	Director	April 4, 2007
(Louis C. Camilleri)

/s/ JOHN C. POPE	Director	April 4, 2007
(John C. Pope)

/s/ MARY L. SCHAPIRO	Director	April 4, 2007
(Mary L. Schapiro)

/s/ DEBORAH C. WRIGHT	Director	April 4, 2007
(Deborah C. Wright)

EXHIBIT INDEX

Exhibit No.	Description
4.1	Kraft Foods Inc. 2005 Performance Incentive Plan (1)

5	Opinion of Sidley Austin LLP with respect to legality

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Sidley Austin LLP (set forth in Exhibit 5)

24	Powers of attorney (included on the signature page of the Registration Statement)

(1)             Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006.